Exhibit 99.1

AirNet Announces Termination of Deposit Agreement

BEIJING, April 28, 2025 (GLOBE NEWSWIRE) -- AirNet Technology Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), today announced that it will terminate the amended and restated Deposit Agreement dated March 29, 2019, among the Company, JPMorgan Chase Bank N.A. (the “Depositary”), and the holders of American depositary shares (the “ADSs”) from time to time, effective May 30, 2025.

On or about April 30, 2025, the Depositary of the Company’s American depositary receipts (the “ADRs”), will distribute to all holders and beneficial owners of the Company’s ADRs a notification regarding the termination of ADR facility for the Company’s ADSs pursuant to the Deposit Agreement. The effective date of the termination of the Deposit Agreement will be May 30, 2025 (the “Effective Date”). On the Effective Date, holders of ADSs will have their ADSs automatically cancelled and would be entitled to receive the corresponding underlying Deposited Securities (the “Mandatory Exchange”) at a rate of one (1) ordinary share, par value $0.04 per share, for each ADS cancelled.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; changes in applicable laws or regulations; as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission by the Company. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

Company Contact

Penny Pei
Investor Relations
AirNet Technology Inc.
Tel: +86-10-8460-8678
Email: penny@ihangmei.com